Filed Pursuant to Rule 433

Registration Statement No. 333-223044

Pricing Term Sheet

ENEL CHILE S.A.

Pricing Term Sheet

June 7, 2018

Issuer:	Enel Chile S.A.

Principal Amount:	US$1,000,000,000

Security Title:	4.875% Notes due 2028

Ranking:	Senior unsecured

Offering Format:	SEC Registered

Trade Date:	June 7, 2018

Settlement Date:	T+3; June 12, 2018

Expected Ratings:*	Baa2 / BBB+ (Moody’s/S&P)

Maturity Date:	June 12, 2028

Coupon:	4.875% per annum

Gross Proceeds:	US$988,240,000

Benchmark Treasury:	UST 2.875% due May 15, 2028

Spread to Benchmark Treasury:	+ 210 basis points

Yield to Maturity:	5.026%

Price to Public:	98.824%

Benchmark Treasury Price and Yield:	99-18; 2.926%

Interest Payment Dates:	June 12 and December 12, commencing December 12, 2018

Optional Redemption:

Make-whole call, in whole or in part, at Treasury Rate plus

35 basis points.

The issuer may redeem the notes, in whole or in part, at any time and from time to time, beginning on the date that is three months prior to the scheduled maturity of the notes, at its option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the date of redemption.

In addition, the issuer may redeem the notes, in the event of certain changes in the Chilean law or regulation with respect to the withholding or other deductions for taxes relating to payments on the notes, in whole, but not in part, at 100% of the principal amount plus accrued interest and unpaid interest and any additional amounts due thereon.

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Denominations:	US$1,000 and integral multiples of US$1,000 in excess thereof

Joint Book-Running Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc.

CUSIP:	29278DAA3

ISIN:	US29278DAA37

Expected Listing:	Within 30 days after the original issue date on the NYSE

Governing Law:	State of New York

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about June 12, 2018, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at (212) 728-1705, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC toll-free at (866) 846-2874, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Santander Investment Securities Inc. toll- free at (855) 403-3636 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

This pricing term sheet supplements the preliminary prospectus supplement issued by the issuer on May 30, 2018 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated May 30, 2018 (the “Base Prospectus” and, together with the Preliminary Prospectus Supplement, the “Prospectus”) and supersedes the information in the Prospectus to the extent inconsistent with this pricing term sheet.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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